United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

BeyondSpring Inc.
 (Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G10830100
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. G10830100		Page 2 of 9

1	NAMES OF REPORTING PERSONS
Huarong Tianze Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
929,999(1)

	6	SHARED VOTING POWER
444,444(2)

	7	SOLE DISPOSITIVE POWER
929,999(1)

	8	SHARED DISPOSITIVE POWER
444,444(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,374,443(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.10%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes 929,999 ordinary shares of BeyondSpring Inc., par value $0.0001 per share (“Ordinary Shares”), owned directly by HuaRong TianZe (HK) Investment Limited Partnership (“HuaRong TianZe (HK)”).  Mr. Xiaoming Ran is the sole managing member of Huarong Tianze Investments Limited (“Huarong Tianze”).  HuaRong TianZe (HK) is an affiliate of Huarong Tianze.

(2)
Includes 444,444 Ordinary Shares owned directly by Beijing Huarong Sangel Venture Capital (Limited Partnership) (previously named Beijing Sangel Venture Capital (Limited Partnership)) (“Beijing Huarong Sangel”).  Huarong Tianze and Shenzhen Sangel Capital Management Limited Company (“Sangel Venture Capital”) are the general partners of Beijing Huarong Sangel.

Sangel Venture Capital has separately filed a Schedule 13G on the date hereof, pursuant to which Sangel Venture Capital has also reported that it may be deemed to be the indirect beneficial owner of the 444,444 Ordinary Shares owned directly by Beijing Huarong Sangel.

SCHEDULE 13G
CUSIP No. G10830100		Page 3 of 9

1	NAMES OF REPORTING PERSONS
Xiaoming Ran

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
929,999(1)

	6	SHARED VOTING POWER
444,444(2)

	7	SOLE DISPOSITIVE POWER
929,999(1)

	8	SHARED DISPOSITIVE POWER
444,444(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,374,443(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.10%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 929,999 Ordinary Shares owned directly by HuaRong TianZe. Mr. Xiaoming Ran is the sole managing member of Huarong Tianze. HuaRong TianZe (HK) is an affiliate of Huarong Tianze

(2)	Includes 444,444 Ordinary Shares owned directly by Beijing Huarong Sangel. Huarong Tianze and Sangel Venture Capital are the general partners of Beijing Huarong Sangel.

Sangel Venture Capital has separately filed a Schedule 13G on the date hereof, pursuant to which Sangel Venture Capital has also reported that it may be deemed to be the indirect beneficial owner of the 444,444 Ordinary Shares owned directly by Beijing Huarong Sangel.

SCHEDULE 13G
CUSIP No. G10830100		Page 4 of 9

Item 1(a)	Name of Issuer:

BeyondSpring Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

28 Liberty Street, 39th Floor
New York, New York 10005

Item 2(a)-(c)	Name of Persons Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (each a “Reporting Person” and, collectively, as the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

1.
Huarong Tianze Investments Limited (“Huarong Tianze”), a limited liability company organized under the laws of China, in its capacity as (i) general partner of Beijing Huarong Sangel Venture Capital (Limited Partnership) (previously named Beijing Sangel Venture Capital (Limited Partnership)) the direct owner of (“Beijing Huarong Sangel”), the direct owner of 444,444 of the Issuer’s Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”); and (ii) an affiliate of HuaRong TianZe (HK) Investment Limited Partnership (“HuaRong TianZe (HK)”), the direct owner of 929,999 Ordinary Shares; and

2.	Mr. Xiaoming Ran (“Mr. Ran”), a Chinese citizen, in Mr. Ran’s capacity as the sole managing member of Huarong Tianze.

The address for each of the Reporting Persons is Building NO5, Yuetan South Street, Xicheng District, Beijing, China.

Item 2(d)	Title of class of securities:

Ordinary Shares, par value $0.0001 per share

Item 2(e)	CUSIP No.:

G10830100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

SCHEDULE 13G
CUSIP No. G10830100		Page 5 of 9

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐
Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership:

A.	Huarong Tianze

	Amount beneficially owned: 1,374,443

	Percent of class: 6.10%

	Number of shares to which the person has:

(i)	Sole Voting Power:	929,999
(ii)	Shared Voting Power:	444,444
(iii)	Sole Dispositive Power:	929,999
(iv)	Shared Dispositive Power:	444,444

B.	Mr. Ran

	Amount beneficially owned: 1,374,443

	Percent of class: 6.10%

	Number of shares to which the person has:

(i)	Sole Voting Power:	929,999
(ii)	Shared Voting Power:	444,444
(iii)	Sole Dispositive Power:	929,999
(iv)	Shared Dispositive Power:	444,444

The Ordinary Shares reported above include 929,999 Ordinary Shares owned directly by HuaRong TianZe (HK).  Huarong Tianze is an affiliate of HuaRong TianZe (HK) and, as such, has the ability to direct the management of the business of HuaRong TianZe (HK), including the power to direct decisions regarding the vote and disposition of securities held by HuaRong TianZe (HK); therefore, Huarong Tianze may be deemed to have indirect beneficial ownership of the Ordinary Shares held by HuaRong TianZe (HK).

SCHEDULE 13G
CUSIP No. G10830100		Page 6 of 9

The Ordinary Shares reported above also include 444,444 Ordinary Shares owned directly by Beijing Huarong Sangel Venture Capital (Limited Partnership) (previously named Beijing Sangel Venture Capital (Limited Partnership)) (“Beijing Huarong Sangel”).  Huarong Tianze and Shenzhen Sangel Capital Management Limited Company (“Sangel Venture Capital”) are the general partners of Beijing Huarong Sangel and have the ability to direct the management of the business of Beijing Huarong Sangel, including the power to direct decisions regarding the vote and disposition of securities held by Beijing Huarong Sangel; therefore, Huarong Tianze and Sangel Venture Capital may each be deemed to have indirect beneficial ownership of the Ordinary Shares held by Beijing Huarong Sangel.

Sangel Venture Capital has filed a separate Schedule 13G on the date hereof, pursuant to which Sangel Venture Capital has also reported that it may be deemed to be the indirect beneficial owner of the 444,444 Ordinary Shares owned directly by Beijing Huarong Sangel.

Mr. Ran is the sole managing member of Huarong Tianze and, as such, has the ability to direct the management of the business of Huarong Tianze, including the power to direct decisions regarding the vote and disposition of securities held by Huarong Tianze; therefore, Mr. Ran may be deemed to have indirect beneficial ownership of the Ordinary Shares indirectly beneficially owned by Huarong Tianze, including the 929,999 Ordinary Shares directly owned by HuaRong TianZe (HK) and the 444,444 Ordinary Shares held directly by Beijing Huarong Sangel.

The percentages used in this Schedule 13G are calculated based upon the Issuer’s 22,530,702 issued and outstanding Ordinary Shares as of February 12, 2018, as reported by the Issuer to the Reporting Persons.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the Ordinary Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

SCHEDULE 13G
CUSIP No. G10830100		Page 7 of 9

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SCHEDULE 13G
CUSIP No. G10830100		Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:February 14, 2018
HUARONG TIANZE INVESTMENTS LIMITED

	By:	/s/ Xiaoming Ran
	Name:	Xiaoming Ran
	Title:	Legal Representative

/s/ Xiaoming Ran
Xiaoming Ran

SCHEDULE 13G
CUSIP No. G10830100		Page 9 of 9

EXHIBIT INDEX

Exhibit 1
Joint Filing Agreement, dated as of February 14, 2018, by and between Huarong Tianze Investments Limited and Xiaoming Ran, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.